Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

Registered
United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 18 July 2007

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find the following publication of Heineken Holding N.V.

- Press-information dated 18 July 2007

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman

Enclosure

Heineken Holding N.V. doubles organic net profit growth forecast for 2007

Amsterdam, 18 July 2007 - Heineken Holding N.V. today announced that it has raised its forecast for organic[1] net profit growth for the full-year ending 31 December 2007. Heineken Holding N.V. now expects that organic net profit growth for the full-year will be in the range of 20-25%. The increase in the organic net profit growth forecast is being driven by strong volume growth in several regions of the world. Earlier this year Heineken Holding N.V. announced that organic net profit growth in 2007 was expected to be in the range of 10-13%.

In the first six months of 2007, consolidated beer volume[2] grew from 53.3 to 58.2 million hectolitres (+9.3%). Organic growth in consolidated beer volume was 8.3% whilst first-time consolidations contributed 1.0 % to the volume increase, the latter mainly relating to the breweries acquired in Vietnam. Group beer volume[3] in the first six months of 2007 totalled 68.1 million hectolitres (+8.5%). The Heineken® brand continued to gain share in the international premium segment, growing from 11.0 million hectolitres to 12.1 million hectolitres (+10.8%) in the segment.

Consolidated beer volume First half-year ('000 hls)	2007	2006	Change
Western Europe	15,957	15,806	1.0%
Central and Eastern Europe	24,547	21,946	11.9%
Americas	6,660	6,386	4.3%
Africa	7,182	6,166	16.5%
Asia Pacific	3,890	2,971	30.9%
Total	**58,236**	**53,275**	**9.3%**

All regions contributed positively to the increase in consolidated beer volume.
Volumes showed particular strong growth in Central and Eastern Europe, Africa and Southeast Asia, accelerating revenue and profit growth of Heineken Holding N.V.. Strong economies, favourable weather, increased demand for international premium beers and the strength of the brand portfolios were the main drivers of this growth.
In Western Europe, wet weather in June offset part of the exceptional volume gains achieved in the first four months of 2007.

[1] Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
[2] Consolidated beer volume: 100% of beer volume produced and sold by fully consolidated companies and Heineken's share of beer volume produced and sold by proportionately consolidated joint-venture companies
[3] Group beer volume: 100% of beer volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

In the U.S.A., a 3.5% average price increase and mixed weather held back volume growth of the Dutch brand portfolio. Nevertheless, sales volume of Heineken Lager continued to grow and volume of Heineken Premium Light increased 30%. Heineken Premium Light continues to develop solidly and offers significant longer term potential, but the one million hectolitre target for 2007 will be challenging.

The Fit-to-Fight cost saving programme that will reduce fixed costs by EUR450 million (including inflation) by 2008 is on track. The programme will deliver the forecast gross savings of EUR135 - EUR155 million for 2007.

Heineken Holding N.V. will release its financial results for the first half of 2007 on 29 August 2007 at 7:00am CET. The company is currently in its closed period.

Editorial information
Heineken Holding N.V. is a 50.005% shareholder of Heineken N.V. Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIO NA and on the Reuter Equities 2000 Service under HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

END